CALCULATION OF REGISTRATION FEE

Class of securities registered	Shares registered(1)	Offering price per share	Aggregate offering price	Amount of registration fee(2)
Common Stock, par value $0.01 per share	17,250,000	$60.50	$1,043,625,000	$32,039.29

(1)	Includes 2,250,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2)	The registration fee is being paid on a deferred basis in reliance upon Rules 456(b) and 457(r). In accordance with Rule 457(p), a registration fee of $129,270 that was previously paid relating to unsold securities in a prior registration statement of XTO Energy Inc. on Form S-3, file number 333-122767, filed on February 11, 2005, has been carried forward to the registration statement of which this prospectus supplement is a part. The registration fee for this offering of $32,039.29 is paid by offset against the previously paid fee. The remaining prepaid registration fee (after reduction for prior offerings) available to the registration statement, file number 333-135136, for future offerings is $86,009.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 19, 2006)

15,000,000 Shares

Filed pursuant to Rule 424(b)(5)
SEC File No. 333-135136

Common Stock

We are offering 15,000,000 shares of common stock. Our common stock is listed on the New York Stock Exchange under the symbol “XTO.” On June 5, 2007, the last sale price of the shares as reported on the New York Stock Exchange was $61.02 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-3 of this prospectus supplement.

	Per Share	Total
Public Offering Price	$60.50	$907,500,000
Underwriting Discount	$1.9662	$29,493,000
Proceeds to XTO Energy (before expenses)	$58.5338	$878,007,000

We have granted the underwriters a 30-day option to purchase up to an additional 2,250,000 shares of common stock from us on the same terms and conditions as set forth above if the underwriters sell more than 15,000,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about June 11, 2007.

Joint Book-Running Managers

LEHMAN BROTHERS	GOLDMAN, SACHS & CO.	MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC

CITI

CREDIT SUISSE

DEUTSCHE BANK SECURITIES

JEFFERIES & COMPANY

JPMORGAN

SUNTRUST ROBINSON HUMPHREY

UBS INVESTMENT BANK

WACHOVIA SECURITIES

A.G. EDWARDS

BMO CAPITAL MARKETS

FRIEDMAN BILLINGS RAMSEY

HOWARD WEIL INCORPORATED

PICKERING ENERGY PARTNERS

SIMMONS & COMPANY INTERNATIONAL

June 5, 2007

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information and includes disclosures that would pertain if at some time in the future we were to sell senior debt securities or common stock. Accordingly, the accompanying prospectus contains information that does not apply to this offering.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLES OF CONTENTS

Prospectus Supplement

Prospectus

i

XTO ENERGY INC.

XTO Energy Inc. is a leading independent energy company engaged in the acquisition, development, exploitation and exploration of producing oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. We have consistently increased proved reserves, production and cash flow since our inception in 1986 and believe that we are one of the most efficient domestic onshore operators in the industry. We have grown primarily through strategic acquisitions of producing properties, followed by aggressive development and exploration activities and acquisitions of additional interests in or near these properties. We expect growth in the immediate future to continue through a combination of acquisitions and development.

Our proved reserves are principally located in relatively long-lived fields with well-established production histories that are geographically diversified in several core, productive basins in Texas, New Mexico, Arkansas, Oklahoma, Kansas, Colorado, Wyoming, Utah, Mississippi and Louisiana. While the properties are geographically diversified, the major producing fields are concentrated within core areas, allowing for substantial economies of scale in production and cost-effective application of reservoir management techniques gained from prior operations.

We fund our acquisition and development activities with cash flow from operations, our commercial paper program, public and private offerings of equity and debt securities, our bank credit facilities and asset sales. We may reevaluate our budget and drilling programs based upon available capital, significant changes in oil and natural gas prices, costs of materials, drilling results and planned and future acquisitions. Our ability to achieve production goals will depend on the success of drilling programs or, if property acquisitions are made in place of a portion of the drilling programs, the success of those acquisitions.

Recent Developments

Pending Acquisition

On June 1, 2007, we entered into an agreement with Dominion Energy, Inc. and certain of its affiliates to purchase natural gas and oil properties for an aggregate purchase price of $2.5 billion, subject to customary closing and post-closing adjustments. These properties will expand our operations in the Rocky Mountain Region, the San Juan Basin and the South Texas Region. Our internal engineers estimate the proved reserves of these properties to be 1.06 trillion cubic feet of natural gas equivalent, 64% of which are proved developed reserves. Approximately 95% of the reserves are attributable to natural gas. The acquisition is expected to initially add production of approximately 200 million cubic feet of natural gas equivalent per day. We will operate 70% of the properties, which increases our inventory by 542,000 net acres, approximately 40% of which are undeveloped. We estimate that development costs for the proved undeveloped reserves will be $1.50 per thousand cubic feet for which we intend to spend an additional $200 million of capital in 2007.

In our Rocky Mountain Region, we are acquiring 810 billion cubic feet equivalent of proved reserves and 326,000 net acres of leasehold, primarily located in the Uinta Basin of Utah. Net production from these properties is currently 126 million cubic feet equivalent per day. Significant producing fields include Natural Buttes, the largest natural gas field in Utah, Drunkards Wash, a coal bed methane field, and the Jonah Field in Wyoming.

In our South Texas Region, we are acquiring 250 billion cubic feet equivalent of proved reserves and 216,000 net acres of leasehold, 50% of which are developed. Net production from these properties is currently 74 million cubic feet equivalent per day. Production primarily comes from the long-lived Wilcox Trend in Colorado, Lavaca, Wharton and Zapata counties of Texas and from the Frio and Vicksburg sand formations along the Gulf Coast.

The acquisition is subject to the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and is currently scheduled to close in early August 2007 with an effective date of June 30, 2007. The final purchase price will reflect closing and post-closing adjustments, revenue and expense adjustments and the exercise of preferential purchase rights by third parties. We will pay Dominion certain overhead fees and other payments to provide management and operational services on the properties through October 2007.

Assuming the acquisition closes in early August as scheduled, we are increasing our production growth targets for annual growth in production for 2007 to 15% from our earlier target of 10%. We have also established an initial production growth target for 2008 at 15% over our planned 2007 production. Establishing production growth targets for pending acquisitions involves greater uncertainty than targets based on assets which we currently own and operate due to the limited information available to us regarding those properties.

Possible Formation of a Master Limited Partnership

In conjunction with our recent announcement of the pending acquisition, we announced our intent to review our entire portfolio of producing properties, including those to be acquired in the pending acquisition, for selective inclusion in a master limited partnership to be formed by us with an initial capitalization of over $500 million. We are in the early stages of evaluating the benefits of such a transaction. Any decision to pursue it will depend on the outcome of our consideration of a number of factors, and we cannot assure you that we will form a master limited partnership or that any properties we may acquire in the pending acquisition would be included.

RISK FACTORS

Our material risks are described below. In addition to the other information set forth elsewhere in this prospectus supplement, the prospectus or the documents incorporated by reference, the following factors relating to XTO Energy should be considered carefully in deciding whether to purchase any common stock.

Risks Related to Our Business

Factors that could have a material adverse effect upon our business, financial condition and results of operations are set forth in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2006. Additional factors are set forth below.

The pending acquisition may not occur on a timely basis or at all.

This offering is not conditioned on the closing of the pending acquisition. The closing, presently anticipated for early August 2007, may not occur on a timely basis or at all. We must make a filing under the Hart-Scott Rodino Antitrust Improvements Act in connection with the pending acquisition, and a waiting period must expire, or early termination be obtained, prior to closing the acquisition. The antitrust filing could result in requests for additional information, which could delay closing, or could result in modifications to the acquisition. Other customary closing conditions must also be satisfied. Additionally, the purchase price of $2.5 billion is subject to closing and post-closing adjustments, including adjustments to reflect the exercise of preferential purchase rights by third parties. As a result, it is not possible to ascertain the final purchase price as of the date of this prospectus supplement. Failure to close the pending acquisition or a substantial delay in closing could impact our production growth targets and future earnings.

Estimates of proved reserves, future development costs and production for our pending acquisition may not be as reliable as estimates for our own properties and could be subject to revision when we have more information.

The pending acquisition of natural gas and oil properties may not be as financially or operationally successful as originally contemplated. We have made estimates of proved reserves, future development costs, levels of initial production and targeted production growth attributable to the pending acquisition based on more limited information than we have available for assets that we own. These estimates may be subject to revision once we have more information and spend more time in the operation of these properties. Our internal estimates have also not been reviewed by independent engineers and our estimates could differ from theirs.

Risks Related to Holding Our Common Stock

We have certain anti-takeover provisions which could inhibit an acquisition of the common stock at a premium price.

The rights that have been issued under our stockholder rights plan would cause substantial dilution to anyone who attempted to acquire us on terms not approved by our board of directors. A change of control (as defined in our bank revolving credit agreement and term loan agreement and in the indentures governing our outstanding 7 1/2% senior notes and 6 1/4% senior notes) will generate an event of default under our bank revolving credit and term loan agreements and will require us to make an offer to repurchase those senior notes. These provisions may have the effect of discouraging unsolicited takeover proposals. Additionally, our restated certificate of incorporation and bylaws contain provisions that make acquisition of control by means of a proxy fight more difficult. Our bylaws divide the board of directors into three classes of directors serving staggered three-year terms, which will require at least two meetings of stockholders to effect a change in a majority of the directors. Special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, a majority of the directors, or stockholders holding at least 80% of the voting power of all outstanding shares of capital stock. The vote of at least 80% of the voting power of all outstanding shares of capital stock is required to amend those provisions relating to the election of directors and special meetings of stockholders. The stockholder rights plan, the change of control provisions relating to our long-term indebtedness and our corporate governance requirements together may discourage transactions that could entail the payment to stockholders of a premium over the prevailing market price of the common stock.

THE COMMON STOCK OFFERING

Common stock offered	15,000,000 shares (1)

Common stock outstanding after the offering	383,483,758 shares (1)(2)

Use of proceeds	The net proceeds from this offering will be used to fund a portion of the purchase price of our pending acquisition. See “Use of Proceeds” on page S-5.

NYSE symbol	XTO

(1)	Excludes shares that may be issued to the underwriters pursuant to their over-allotment option. If the underwriters exercise their over-allotment option in full, the total number of shares of common stock offered will be 17,250,000 and the total number of outstanding shares of our common stock will be 385,733,758. We had 368,483,758 shares of our common stock outstanding at May 31, 2007.

(2)	Excludes 18.6 million shares potentially issuable as of May 31, 2007 under stock options at a weighted average exercise price of $30.36 per share, and 2.1 million shares issuable upon the exercise of warrants at an exercise price of $25.97 per share.

USE OF PROCEEDS

We estimate the net proceeds from this offering will be approximately $877 million, which would increase to approximately $1.0 billion if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated expenses of the offering. We plan to use the net proceeds from this offering to finance a portion of our pending property acquisition, which is scheduled to close in early August 2007. If the pending acquisition does not close, the net proceeds from this offering will be used for general corporate purposes, including future acquisitions.

CAPITALIZATION

The following table shows our capitalization at March 31, 2007:

•	on a historical basis;

•	as adjusted to reflect this offering, assuming no exercise of the underwriters’ over-allotment option and application of the estimated net proceeds as described in “Use of Proceeds;” and

•

as adjusted to reflect the consummation of the pending acquisition and this offering, assuming no exercise of the underwriters’ over-allotment option and application of the estimated net proceeds as described in “Use of Proceeds.”

This table should be read together with our historical financial statements and the accompanying notes included in our quarterly report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference into this prospectus supplement.

	March 31, 2007
	Historical	As Adjusted to Give Effect to this Offering	As Adjusted to Give Effect to the Pending Acquisition and this Offering
	(in millions)
Cash and cash equivalents	$15	$892	—

Long-term debt:
Commercial paper, 5.4% at March 31, 2007 (a)	$317	$317	$1,925
Bank revolving credit facility	—	—	—
Bank term loan, 5.7% at March 31, 2007	300	300	300
7 1/2% senior notes	350	350	350
6 1/4% senior notes	400	400	400
4.90% senior notes (net of discount)	497	497	497
5.00% senior notes (net of discount)	350	350	350
5.30% senior notes (net of discount)	399	399	399
5.65% senior notes (net of discount)	400	400	400
6.10% senior notes (net of discount)	596	596	596

Total long-term debt	3,609	3,609	5,217

Stockholders’ equity:
Common stock ($.01 par value, 1,000,000,000 shares authorized, 372,274,447 shares issued before the offering and 387,274,447 shares issued after the offering) (b)	4	4	4
Additional paid-in capital	2,094	2,971	2,971
Treasury stock (3,955,761 shares)	(126)	(126)	(126)
Retained earnings	3,780	3,780	3,780
Accumulated other comprehensive income	192	192	192

Total stockholders’ equity	5,944	6,821	6,821

Total capitalization	$9,553	$10,430	$12,038

(a)	Because of our intent and ability to refinance the balances due with borrowings under our bank revolving credit facility, our commercial paper indebtedness is considered long-term debt.

(b)	Shares issued at March 31, 2007, exclude 18.7 million shares issuable under stock options outstanding at that date at a weighted average exercise price of $30.24 per share and 2.1 million shares issuable upon exercise of warrants with an exercise price of $25.97 per share.

The closing of our pending acquisition is anticipated to require approximately $2.5 billion. The closing payment will be funded from the net proceeds of this offering and the remainder will be initially funded with available capacity under our commercial paper program.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange and trades under the symbol “XTO.” The following table sets forth, for the periods indicated, the high and low closing prices of the common stock as reported on the New York Stock Exchange Composite Tape, and cash dividends declared per share. The prices and dividends below have been adjusted for the effect of the four-for-three stock split effected in March 2005 and the distribution of Hugoton Royalty Trust units in May 2006.

	Sales Price
	Low	High	Cash Dividends
2005:
First Quarter	$23.017	$32.932	$0.050
Second Quarter	26.248	33.968	0.050
Third Quarter	33.718	44.102	0.050
Fourth Quarter	37.228	45.160	0.075
2006:
First Quarter	$38.497	$47.544	$0.075
Second Quarter	36.980	46.140	0.075	(a)
Third Quarter	39.400	48.350	0.075
Fourth Quarter	40.000	50.600	0.090
2007:
First Quarter	$44.350	$55.570	$0.120
Second Quarter (through June 5, 2007)	54.270	61.610	0.120

(a)	Excludes the May 2006 distribution as a dividend to our stockholders of all 21.7 million units we held of Hugoton Royalty Trust. This dividend was recorded at a market value on the date of distribution of approximately $1.687 per outstanding share.

The closing price of the common stock on the NYSE on June 5, 2007, was $61.02. As of May 31, 2007, we had approximately 2,045 stockholders of record.

UNDERWRITING

Lehman Brothers Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporated by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	4,500,300
Goldman, Sachs & Co.	1,574,250
Morgan Stanley & Co. Incorporated	1,574,250
Banc of America Securities LLC	706,800
Citigroup Global Markets Inc.	706,800
Credit Suisse Securities (USA) LLC	706,800
Deutsche Bank Securities Inc.	706,800
Jefferies & Company, Inc.	706,800
J.P. Morgan Securities Inc.	706,800
SunTrust Capital Markets, Inc.	706,800
UBS Securities LLC	706,800
Wachovia Capital Markets, LLC	706,800
A.G. Edwards & Sons, Inc.	165,000
BMO Capital Markets Corp.	165,000
Friedman, Billings, Ramsey & Co., Inc.	165,000
Howard Weil Incorporated	165,000
Pickering Energy Partners, Inc.	165,000
Simmons & Company International	165,000

Total	15,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commission and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per Share	$1.9662	$1.9662
Total	$29,493,000	$33,916,950

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $1.18 per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $1,000,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement to purchase, from time to time, in whole or in part, up to an aggregate of 2,250,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 15,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We and our directors and executive officers have agreed, subject to certain limitations, that, without the prior written consent of each of Lehman Brothers Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 60 days after the date of this prospectus supplement. This agreement does not apply to sales that are part of transactions under any existing employee benefit plans or to aggregate sales by executive officers and directors of 150,000 shares of common stock or any securities convertible into or exchangeable or exercisable for common stock.

The 60-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 60-day restricted period we issue an earnings release or material news or announce a material event relating to us occurs; or

•	prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by Lehman Brothers Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.

Lehman Brothers Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing

Our shares of common stock are listed on the New York Stock Exchange under the symbol “XTO.”

Relationships

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each of the underwriters has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this prospectus supplement) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) each underwriter represents and warrants that it has not made and will not make an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement (the “Shares”) in that Relevant Member State other than the offers contemplated in the prospectus supplement once the prospectus supplement has been approved by the competent authority in that Relevant Member State and published in accordance with the Prospectus Directive as implemented in that Relevant Member State, except that it may make an offer to the public in that Relevant Member State of any Shares at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and Goldman, Sachs & Co. has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock to be sold in this offering will be passed upon for us by our counsel, Kelly Hart & Hallman LLP, Fort Worth, Texas, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report.

PROSPECTUS

XTO ENERGY INC.

Senior Debt Securities

Common Stock

XTO Energy Inc. may from time to time offer and sell its senior debt securities and shares of its common stock covered by this prospectus independently or in combination. This prospectus contains summaries of the general terms of these securities and the general manner in which they will be offered for sale. In addition, certain of our stockholders may from time to time sell under this prospectus shares of our common stock held by them. At the time of each offering we will provide the specific terms, manner of offering and the initial public offering price of the securities in a supplement to this prospectus. The prospectus supplements may add to, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement before you decide to invest in the securities.

XTO Energy Inc.’s common stock is listed on the New York Stock Exchange under the symbol “XTO.”

We or any selling stockholder may sell securities to or through underwriters, dealers or agents. For additional information on the method of sale, see “Plan of Distribution.” The names of any underwriters, dealers or agents involved in the sale of any securities and the specific manner in which they are offered will be described in the prospectus supplement relating to the sale.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 19, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission. By using a shelf registration statement, we may sell from time to time in one or more offerings any combination of the securities described in this prospectus. For further information about the securities and us, you should refer to our registration statement and its exhibits. In this prospectus, we have summarized material provisions of contracts and other documents. All of these summaries are qualified in their entirety by the actual documents, which are included as exhibits to our registration statement. For a complete description of their terms, you should review the full text of the documents. The registration statement can be obtained from the SEC as described below under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains more specific information about the terms of those securities and the manner in which they may be offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information included in our reports, proxy statements and other information filed with the SEC. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

The information in this prospectus is not complete and may be changed. You should rely only on information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in this prospectus and information that we previously filed with the SEC and incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available over the Internet at the SEC’s web site at http://www.sec.gov and at our web site at http://www.xtoenergy.com. Other than the specific documents incorporated by reference, information on our web site is not incorporated by reference and does not form a part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s public reference rooms at:

100 F Street, N.E.

Washington, D.C. 20549

3 World Financial Center, Room 4300

New York, New York 10281

175 W. Jackson Boulevard, Suite 900

Chicago, Illinois 60604

You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect the reports and other information we file with the SEC at:

New York Stock Exchange

20 Broad Street

New York, New York 10005

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we file with them. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information we file with the SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus. We incorporate by reference into this prospectus the following documents, other than any portions that we furnish rather than file under applicable SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•

Current Reports on Form 8-K filed on January 6, 2006 (report dated January 3, 2006); February 2, 2006 (two reports, each dated January 27, 2006); March 24, 2006 (report dated March 24, 2006); March 29, 2006 (report dated March 29, 2006); April 20, 2006 (Item 8.01 only of report dated April 20, 2006); and May 18, 2006 (report dated May 14, 2006);

•

The description of XTO Energy’s common stock contained in Form 8-A dated April 8, 1993, as amended by Amendment No. 1 dated September 18, 1996, and the description of the related Preferred Stock Purchase Rights contained in Form 8-A dated September 8, 1998 (both filed under our previous name, Cross Timbers Oil Company); and

•

All other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering of the securities made by this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

XTO Energy Inc.

Attn: Investor Relations

810 Houston Street

Fort Worth, Texas 76102

(817) 870-2800

FORWARD-LOOKING STATEMENTS

Some of our statements in this prospectus, any prospectus supplement and documents incorporated by reference in this prospectus are prospective and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements encompass information that does not directly relate to any historical or current fact and include information that is based on beliefs, expectations, intentions and assumptions of management of XTO Energy. The statements often may be identified with words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” “estimates” and other similar expressions. These forward-looking statements are based on our current expectations and assumptions about future events and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Forward-looking statements are included in our discussions about the following matters, among others:

•	production and cash flows;

•	number and location of planned wells;

•	completion of property acquisitions;

•	sources of funds necessary to conduct operations and complete acquisitions;

•	acquisition, development and exploration budgets;

•	development costs;

•	anticipated dividend payments;

•	anticipated oil and natural gas price changes;

•	our hedging activities; and

•	establishing and selling interests in royalty trusts and publicly traded partnerships.

In determining projections, which are forward-looking statements, we make numerous assumptions, including assumptions relating to:

•	the quality of our properties and underlying reserves;

•	our ability to replace reserves;

•	our oil and natural gas production and development expenditures;

•	our potential for growth;

•	the demand for oil and natural gas;

•	our sources of liquidity and bank credit availability;

•	the impact of production imbalances on liquidity;

•	drilling and operating risks;

•	the availability of tubular materials;

•	possible losses from pending or future litigation;

•	the likelihood of regulatory approval of our operations;

•	the impact of regulatory compliance;

•	the impact of losing an oil or natural gas purchaser; and

•	the impact of rules promulgated by the Federal Energy Regulatory Commission.

Risks, uncertainties and other factors may cause our actual results to differ materially from anticipated results expressed or implied by these prospective statements. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus or as of the date of the report or document in which they are contained, and we undertake no obligation to update that information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference in this prospectus, including the material in “Risk Factors,” that advise you of risks and factors that may affect our business.

XTO ENERGY INC.

XTO Energy is a leading independent energy company. We acquire, develop and explore oil and natural gas properties and produce, process, market and transport oil and natural gas in the United States. We have grown primarily through acquisition of producing properties, followed by aggressive development and exploration activities and the purchase of additional interests in or near our existing reserves. Our properties are concentrated in the:

•	Eastern Region, including the East Texas Basin and northwestern Louisiana;

•	North Texas Region, including the Barnett Shale;

•	San Juan Region;

•	Permian and South Texas Region;

•	Mid-Continent and Rocky Mountain Region; and

•	Middle Ground Shoal Field of Alaska’s Cook Inlet.

XTO Energy is a Delaware corporation. Our principal executive offices are located at 810 Houston Street, Fort Worth, Texas 76102, and our telephone number is (817) 870-2800.

USE OF PROCEEDS

Unless we have indicated otherwise in an accompanying prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including working capital, repayment or reduction of debt, capital expenditures, acquisitions of additional oil and natural gas properties and repurchases and redemptions of securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31										Three Months Ended March 31, 2006
	2001		2002		2003		2004		2005
Ratio of earnings to fixed charges (a)	7.7	x	5.6	x	6.9	x	8.9	x	11.7	x	16.6	x

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings are before income taxes and fixed charges. Fixed charges include interest costs and the portion of rentals representative of the interest factor.

DESCRIPTION OF SENIOR DEBT SECURITIES

We will issue senior debt securities, which we may offer from time to time, in one or more series under an indenture between us and a trustee who will be named in a prospectus supplement. The form of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summary of the provisions of the indenture and the senior debt securities is not meant to be a complete description of all their terms and is qualified in its entirety by reference to the indenture. Each series of senior debt securities will be issued pursuant to a supplemental indenture creating each series. The prospectus supplement relating to a particular series of senior debt securities will describe individual terms for that series as well as any terms that are in addition to or different from the general terms for senior debt securities summarized below.

In this “Description of Senior Debt Securities,” references to “we,” “our,” “us” or “XTO Energy” mean XTO Energy Inc., excluding its subsidiaries. Capitalized terms used in this description are defined below in “—Certain Definitions” beginning on page 16.

General

The indenture does not limit the amount of senior debt securities which may be issued under the indenture, and we may issue debt securities in one or more series in principal amounts as we authorize from time to time. Unless otherwise specified in a prospectus supplement, the senior debt securities will be unsecured and will rank equally with all our other unsecured and unsubordinated indebtedness.

Each prospectus supplement will describe the following terms of any series of senior debt securities we offer:

•	the title;

•	any limit on the aggregate principal amount;

•	the dates on which the principal and any premium is payable and the method of determination;

•	the interest rate or the method of its determination and the date from which interest will accrue;

•	the dates on which the interest is payable and the regular record dates for the interest payment dates; and

•	if any terms are added, deleted or modified from the terms summarized in this prospectus, a description of such changed provisions.

Senior debt securities may be issued and sold at a substantial discount below their stated principal amount. If applicable, the prospectus supplement will describe any special United States federal income tax consequences and other considerations which apply to senior debt securities issued at a discount or to any securities denominated or payable in a foreign currency or currency unit.

Interest

Interest on each series of senior debt securities will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, premium, if any, and interest will be payable, and the senior debt securities will be transferable, at our office or agency in the City of New York maintained for those purposes, which initially will be the corporate trust office of the trustee maintained in New York, New York. In addition, we may pay interest at our option on any senior debt securities not in global form by check mailed to the registered holders at their addresses and, upon request by a holder of more than $500,000 principal amount of a series of senior debt securities, we must pay interest on such holder’s securities by wire transfer. We will not impose any service charge for any transfer, exchange or redemption of senior debt securities, but we or the trustee may require payment of any tax or other governmental charge that may be payable in connection with transfers, exchanges or redemptions.

Redemption

Unless otherwise provided in a prospectus supplement as to a specified series, the senior debt securities of any series will be redeemable by us.

Optional Redemption. At any time and from time to time, we may, at our option, redeem all or a portion of a series of senior debt securities at the Make-Whole Price plus accrued and unpaid interest to the redemption date.

Selection and Notice. If less than all of the securities of a series are to be redeemed at any time, the trustee will select all securities of that series (or any portion in integral multiples of $1,000) for redemption on a pro rata basis, by lot or by another method the trustee deems fair and appropriate. However, no senior debt security with a principal amount of $1,000 will be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of securities to be redeemed at its registered address. If any security is to be redeemed in part only, the notice of redemption that relates to that security will state the portion of the principal amount to be redeemed. A senior debt security in a principal amount equal to the unredeemed portion of will be issued in the name of the holder upon cancellation of the original security. On and after the redemption date, interest will cease to accrue on any security or portions called for redemption and accepted for payment.

No Other Redemption. Unless otherwise provided in a prospectus supplement as to a specified series, we will not be required to make mandatory redemption or sinking fund payments on any series of senior debt securities or to offer to repurchase them upon a change of control or other event. Nothing in the indenture prevents us from repurchasing any senior debt securities from time to time in the open market or otherwise.

Ranking

The indebtedness evidenced by each series of senior debt securities will be unsecured and will rank equal in right of payment with all our other senior indebtedness, including all our senior notes issued under other indentures.

We do not currently have any secured indebtedness outstanding. Under the indenture, we may only incur Debt secured by our oil and natural gas properties if we equally and ratably secure each series of senior debt securities along with that Debt (see “—Certain Covenants” below), except that we may incur unlimited Debt secured by Permitted Liens plus Debt secured by other Liens up to an amount equal to 15% of our Consolidated Net Tangible Assets (see “—Certain Definitions” beginning on page 16) without equally and ratably securing any series of senior debt securities. Any such secured Debt that we incur in the future will be effectively senior to the senior debt securities to the extent of the value of the assets securing the Debt or other obligations.

The senior debt securities will rank senior in right of payment to any of our future subordinated indebtedness. Currently, we have no subordinated indebtedness outstanding.

Certain Covenants

The indenture contains covenants and restrictions summarized below that will be applicable, unless waived or amended, so long as any senior debt securities are outstanding and have not been defeased in accordance with the indenture. A prospectus supplement for any series of senior debt securities may contain additional covenants and restrictions applicable to that series. For a complete description of the covenants you should refer to the indenture and any applicable supplemental indenture.

The holders of a majority in principal amount of the outstanding senior debt securities of any series may on behalf of the holders of all senior debt securities of that series waive compliance by us with certain restrictive provisions of the indenture applicable to securities of that series.

Limitation on Liens. We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien, except Permitted Liens, upon any Principal Property or upon any Capital Stock or

Indebtedness of any Restricted Subsidiary, whether owned or leased or hereafter acquired, to secure any of our Debt or any Debt of any other Person (other than senior debt securities issued under the indenture), without in any such case making effective provision whereby all of the senior debt securities (together with, if we so determine, any of our other Debt that is not subordinate in right of payment to the prior payment in full of the senior debt securities) shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured.

Notwithstanding the preceding, we may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property or Capital Stock or Indebtedness of a Restricted Subsidiary to secure our Debt or Debt of any other Person (other than senior debt securities issued under the indenture), that is not excepted above without securing the senior debt securities, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all other Liens not excepted above, together with all Attributable Indebtedness from Sale-leaseback Transactions, excluding Sale-leaseback Transactions permitted under the first paragraph of “—Limitations on Sale-leasebacks,” does not exceed 15% of our Consolidated Net Tangible Assets.

Limitations on Sale-leasebacks. We will not, and will not permit any Subsidiary to, engage in a Sale-leaseback Transaction unless:

•

the Sale-leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later; or

•	the Sale-leaseback Transaction involves a lease for a period, including renewals, of not more than three years; or

•

the Attributable Indebtedness from the Sale-leaseback Transaction is an amount equal to or less than the amount that we or such Subsidiary would be allowed to incur as Debt secured by a Lien on the Principal Property subject thereto without equally and ratably securing the senior debt securities; or

•

we or such Subsidiary, within a one-year period after the Sale-leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from the Sale-leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any of our Pari Passu Debt or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of our business or that of our Subsidiaries.

Notwithstanding the preceding, we may, and may permit any Subsidiary to, effect any Sale-leaseback Transaction that is not excepted above, provided that the Attributable Indebtedness from such Sale-leaseback Transaction and any other Sale-leaseback Transaction that is not excepted above, together with the aggregate principal amount of then outstanding Debt (other than senior debt securities issued under the indenture) secured by Liens upon Principal Properties not excepted in the first paragraph of “—Limitations on Liens,” do not exceed 15% of our Consolidated Net Tangible Assets.

Reports. We will file on a timely basis with the SEC, to the extent such filings are accepted by the SEC and whether or not we have a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that we would be required to file if we were subject to Section 13 or 15(d) of the Exchange Act. We also will be required:

•

to file with the trustee copies of those reports and documents within 15 days after the date on which we file them with the SEC or the date on which we would be required to file them if we were so required and

•	to furnish at our cost copies of reports and documents to any senior debt security holder promptly upon written request, whether or not we file any reports or documents with the SEC.

Conversion Rights

Unless otherwise provided in a prospectus supplement as to a specified series, no senior debt securities will be convertible into any other securities. If an applicable prospectus supplement provides for a series of senior debt securities to be convertible, the terms and conditions of the conversion into shares of our common stock will be described in the prospectus supplement.

Merger, Consolidation and Sale of Assets

We will not, in any single transaction or series of related transactions, merge or consolidate with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to any Person or group of Affiliated Persons, unless at the time and after giving effect thereto:

(1)	either (A) if the transaction or transactions is a merger, we are the surviving Person of such merger, or (B) the Person formed by such consolidation or into which we are merged or to which our properties and assets are sold, assigned, conveyed, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the “Surviving Entity”) shall be a corporation, limited liability company or limited partnership organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall, in either case, expressly assume by a supplemental indenture to the indenture executed and delivered to the trustee, in form satisfactory to the trustee, all our obligations under the senior debt securities of each series and the indenture, and, in each case, the indenture shall remain in full force and effect; and

(2)	immediately after giving effect to such transaction or series of transactions on a pro forma basis no Default or Event of Default shall have occurred and be continuing.

In connection with any consolidation, merger, transfer, lease or other disposition, we or the Surviving Entity will deliver, or cause to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an officers’ certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture comply with the requirements under the indenture and an opinion of counsel stating that the requirements of clause (1) of the preceding paragraph have been complied with. Upon any consolidation or merger or any sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of our properties and assets in accordance with the preceding paragraph, in which we are not the Surviving Entity, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, XTO Energy under the indenture with the same effect as if such successor had been named as the company therein, and thereafter we, except in the case of a lease, will be discharged from all obligations and covenants under the indenture and the senior debt securities of each series.

Events of Default, Notice and Waiver

Unless otherwise provided in a prospectus supplement as to a specified series, the following will be “Events of Default” under the indenture for the senior debt securities of each series:

(1)	default in the payment of the principal or premium, if any, whether such payment is due at stated maturity, upon redemption, upon acceleration or otherwise;

(2)	default in the payment of any installment of interest when it becomes due and payable and the continuance of such default for a period of 30 days;

(3)	default in the performance or breach of the provisions of the “Merger, Consolidation and Sale of Assets” section of the indenture;

(4)	we fail to perform or observe any other term, covenant or agreement contained in the senior debt securities of the applicable series or the indenture (other than a default specified in clauses (1), (2) or (3) above) for a period of 30 days after written notice of such failure requiring us to remedy the same shall have been given

•	to us by the trustee or

•	to us and the trustee by the holders of at least 25% in aggregate principal amount of the senior debt securities of the applicable series;

(5)	the occurrence and continuation beyond any applicable grace period of any default in the payment of the principal of, or premium, if any, or interest on any of our Debt (other than the senior debt securities of the applicable series) or Debt of any Subsidiary when due, or any other default causing acceleration of any of our or any Subsidiary’s Debt, if the aggregate principal amount of such Debt exceeds $50,000,000; provided that if any such default is cured or waived or any such acceleration rescinded, or such Debt is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default under the indenture and any consequential acceleration of the senior debt securities of the applicable series shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6)	the entry of a decree or order by a court having jurisdiction in the premises;

•	for relief in respect of XTO Energy in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or

•

adjudging us bankrupt or insolvent, or approving a petition seeking our reorganization, arrangement, adjustment or composition under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official for us or of a substantial part of our consolidated assets, or ordering the winding up or liquidation of our affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(7)	our commencement of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or our consent to the entry of a decree or order for relief in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against us, or our filing of a petition or consent seeking reorganization or relief under any applicable federal or state law, or our consent under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of us or of any substantial part of our consolidated assets, or our making of an assignment for the benefit of creditors under any such law, or our admission in writing of our inability to pay our debts generally as they become due or our taking of corporate action in furtherance of any such action.

If any Event of Default described in clause (6) or (7) above occurs, then each outstanding series of senior debt securities will be due and payable automatically. If any other Event of Default occurs on any outstanding series and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of the affected series may declare the principal amount of all the senior debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in principal amount of the outstanding senior debt securities of that series may, under certain circumstances, rescind that acceleration. Depending on the terms of our other indebtedness outstanding from time to time, an Event of Default may give rise to cross defaults on our other indebtedness. An Event of Default for any series of senior debt securities will not necessarily constitute an Event of Default for any other series of debt securities that may be outstanding under the indenture.

Within 60 days after the occurrence of a Default under any series of senior debt securities, the trustee is obligated to give the holders of that series notice of all uncured and unwaived Defaults known to it. Except in the case of a payment Default, the trustee need not provide a notice of Default if the trustee in good faith determines that withholding the notice is in the interest of those holders. In the case of a payment Default under other Debt exceeding $50,000,000, however, notice will not be given until at least 60 days after the occurrence of that payment Default.

In case of an Event of Default, the trustee is required to exercise its rights and powers under the indenture and to use the same degree of care and skill as a prudent person would exercise or use under the circumstances in conducting the person’s own affairs. The holders of a majority in principal amount of the outstanding senior debt securities of a series in Default have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee with respect to that series. Subject to the duty of the trustee to act with the requisite standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of senior debt securities unless they have offered to the trustee reasonable security or indemnity.

Except for a suit to enforce payment of interest and principal then due, no holder of senior debt securities of any series will have any right to institute any proceeding for any remedy or otherwise under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing Event of Default relating to the affected series;

•

the holders of at least 25% in principal amount of the outstanding senior debt securities of the affected series have made written request to the trustee to institute the proceeding and have offered the trustee reasonable indemnity in its compliance with the request;

•	the trustee failed to institute the requested proceeding for 60 days after receipt of the written request; and

•	the trustee did not receive during that 60-day period inconsistent directions from holders of a majority in principal amount of the senior debt securities of the affected series.

We are required to furnish annually to the trustee a statement as to the performance of our obligations under the indenture and as to any default in that performance.

Amendments and Waivers

From time to time, we and the trustee may, without the consent of the holders of the senior debt securities, amend, waive or supplement the indenture or the securities for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies in them, qualifying, or maintaining the qualification of, the indenture under the Trust Indenture Act of 1939, or making any change that does not adversely affect the rights of any holder. Other amendments and modifications of the indenture or the senior debt securities of any series may be made by us and the trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding senior debt securities of the series affected by the amendment. However, no such modification or amendment may, without the consent of the holder of each outstanding senior debt security affected thereby,

•	change the stated maturity of the principal of, or any installment of interest on, any senior debt security,

•	reduce the principal amount of, or premium, if any, or interest on any senior debt security,

•	change the coin or currency of payment of principal of, or premium, if any, or interest on, any senior debt security,

•	impair the right to institute suit for the enforcement of any payment on any senior debt security,

•	reduce the percentage of aggregate principal amount of outstanding senior debt securities of a series necessary to modify or amend the indenture,

•

reduce the percentage of aggregate principal amount of outstanding senior debt securities of a series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults or

•	modify, other than as permitted, any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants.

The holders of a majority in aggregate principal amount of the outstanding senior debt securities of any series may waive our compliance as to the senior debt securities of that series with certain restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding senior debt securities of any series may waive any past default under the indenture relating to that series, except a default in the payment of principal, premium, if any, or interest for that series or regarding a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding senior debt security affected thereby.

Defeasance

Unless otherwise provided in an applicable prospectus supplement, the senior debt securities of each series will be subject to legal defeasance and covenant defeasance as described in the indenture. If we deposit with the trustee funds or government obligations sufficient to make payments of the senior debt securities of a series on the dates those payments are due and satisfy other specified conditions, then, at our option, either of the following will occur:

•

we will be discharged from our obligations under the senior debt securities of that series except for certain obligations to register the transfer or exchange of the securities, replace stolen, lost or mutilated securities, maintain paying agencies and hold moneys for payment in trust; or

•	we will be released from our obligations to comply with certain covenants relating to the series, including those described above under “—Certain Covenants” above.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of senior debt securities to recognize income, gain or loss for federal income tax purposes. If we elect the first alternative above, that opinion of counsel must be based upon a ruling from the IRS or a change in law.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect with respect to the senior debt securities of any series (except as to surviving rights of registration of transfer or exchange of the senior debt securities of that series, as expressly provided for in the indenture) when:

•

either (1) all the senior debt securities of that series previously authenticated and delivered (except lost, stolen or destroyed senior debt securities that have been replaced or paid and senior debt securities for whose payment we have deposited with the trustee funds or government obligations) have been delivered to the trustee for cancellation or (2) all senior debt securities of that series not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and satisfactory arrangements have been made to pay them,

•	we have paid all other sums payable under the indenture by us with respect to the senior debt securities of that series and

•

we have delivered to the trustee an officers’ certificate and an opinion of counsel satisfactory to the trustee, which, taken together, state that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture with respect to the senior debt securities of that series have been complied with.

Payment and Paying Agents

Unless otherwise indicated in a prospectus supplement relating to a series of senior debt securities, payment of principal of and premium, if any, and interest on each series of senior debt securities will be made in United States dollars at the office of the paying agent or paying agents as we may designate from time to time. At our option, payment of any interest may instead be made by check mailed to the address of the registered holder appearing in the security register. Unless otherwise indicated in a prospectus supplement, payment of any installment of interest will be made to the person who is the registered holder at the close of business on the applicable regular record date.

Unless otherwise indicated in a prospectus supplement, the corporate trust office of the trustee in the Borough of Manhattan, in New York City will be designated as our paying agent for payments relating to senior debt securities. Any other paying agents in the United States initially designated by us for senior debt securities of a series will be named in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each designated place of payment for each series of senior debt securities.

All moneys we pay to a paying agent for the payment of principal of and any premium or interest on any senior debt security which remain unclaimed at the end of two years after becoming due and payable will, subject to applicable abandoned property laws, be repaid to us, and the holder of that senior debt security will look only to us for payment.

Form, Exchange, Registration and Transfer

Senior debt securities will be issuable in definitive, registered form. Unless otherwise provided in a prospectus supplement, they will be issued in the form of a permanent global security. See “—Book-Entry, Delivery and Form” below.

Senior debt securities of any series will be exchangeable for other senior debt securities of the same series and of the same aggregate principal amount in different authorized denominations.

Senior debt securities of any series may be presented for exchange as provided above, and may be presented for registration of transfer with the form of transfer duly executed, at the office of the trustee, who is acting as the security registrar, or at the office of any other security registrar designated by us for a series of debt securities and referred to in an applicable prospectus supplement. The exchange or transfer will be made without service charge upon payment of any taxes and other governmental charges as described in the indenture, and upon the satisfaction of the security registrar with the documents of title and identity of the person making the request. We may at any time rescind the designation of any registrar or approve a change in the location through which any registrar acts.

We will not be required to register the transfer or exchange of the senior debt security of any series between the record date of any interest payment for that series and the following payment date. In the event of any partial redemption of any series of senior debt securities, we will not be required to:

•

issue, register the transfer of or exchange debt securities of the series during a period beginning at the opening of business 15 days prior to the mailing of a notice of the redemption and ending on the close of business on the day of mailing the notice; or

•	register the transfer of or exchange any senior debt security called for redemption, except the unredeemed portion of the security being redeemed in part.

Book-Entry, Delivery and Form

Unless otherwise provided in a prospectus supplement, we will issue senior debt securities of each series in the form of one or more fully registered global securities. The global securities will be deposited with the trustee under the indenture as custodian for the depositary, which will be The Depository Trust Company or another depositary identified in a prospectus supplement, and registered in the name of the depositary or its nominee. Unless and until it is exchanged in whole or in part for the individual senior debt securities it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee of the depositary to the depositary or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

Investors may hold their beneficial interests in the global securities directly through the depositary if they have an account with the depositary or indirectly through organizations that have accounts with the depositary.

The Depository Trust Company has advised us as follows: it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and “a clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act. The Depository Trust Company was created to hold securities of institutions that have accounts with it (“participants”) and to facilitate the clearance of settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Underwriters of an offering of our senior debt securities generally will be participants. Access to the book-entry system of The Depository Trust Company is also available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a participant, whether directly or indirectly.

Upon issuance of a global security representing offered senior debt securities, the depositary or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual senior debt securities represented by that global security to the accounts of participants that have accounts with the depositary. Those accounts will be designated by the dealers, underwriters or agents selling the securities or by us if we sell them directly. Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants. Ownership by participants of beneficial interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee. Ownership of beneficial interests by persons other than participants will be shown on the records of participants. The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global security.

As long as the depositary or its nominee is the registered owner of a global security, the depositary or its nominee will be considered, for all purposes under the indenture, the sole owner and holder of the related senior debt securities. Except as described below, owners of beneficial interests in a global security:

•	do not have the securities registered in their names;

•	do not receive physical delivery of any securities in definitive form; and

•	are not considered the owners or holders under the indenture relating to those securities.

We will make payments relating to senior debt securities represented by a global security to the depositary or its nominee as the registered owner of the global security representing those securities. We expect that the depositary or its nominee, upon receipt of any payments relating to a global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through them will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts in “street name,” and will be the responsibility of the participants. We will not have any responsibility or liability for:

•	any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security;

•	maintaining, supervising or reviewing any records relating to any beneficial ownership interests in a global security;

•	any other aspect of the relationship between the depositary and its participants; or

•	the relationship between the participants and the owners of beneficial interests in a global security.

Any holder of a beneficial interest in a global security may exchange that interest for a certificated senior debt security of the corresponding series by having the depositary so instruct the trustee or other custodian of the global security. All securities of any series represented by a global security will be exchanged for certificated securities in definitive form if:

•	the depositary notifies us that it is unwilling or unable to continue as depository for the global security and we fail to appoint a successor depositary within 90 days;

•	we decide at any time not to have the securities of that series represented by a global security and so notify the trustee; or

•	an event of default has occurred and is continuing for the senior debt securities of that series and the depositary requests that definitive securities be issued.

In the event of such an exchange, we will issue certificated senior debt securities in authorized denominations and registered in the names directed by the depositary.

Notices

Notices to holders of senior debt securities will be given by mail to the addresses appearing in the security register.

The Trustee

The applicable prospectus supplement will specify the trustee under the indenture. The indenture and the Trust Indenture Act of 1939 contain limitations on the right of the trustee, if it is one of our creditors, to obtain payment of claims or to realize on certain property received by it on any of those claims, as security or otherwise. The trustee is permitted to engage in other transactions, except that if it acquires any conflicting interest and a Default occurs it must eliminate that conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

Governing Law

The indenture and the senior debt securities are governed by and construed under New York law except to the extent that the Trust Indenture Act is applicable.

Certain Definitions

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of this definition, beneficial ownership of 10% or more of the voting common equity (on a fully diluted basis including options or warrants to purchase such equity, but only if exercisable at the date of determination or within 60 days thereof) of a Person shall be deemed to constitute control of such Person. No Person shall be deemed an Affiliate of an oil and gas royalty trust solely by virtue of ownership of units of beneficial interest in such trust.

“Attributable Indebtedness” means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates to such date of determination at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the “net amount of rent” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Capital Stock” means with respect to any Person, any and all shares, units of beneficial interest (including of a royalty trust), interests, participations, rights in or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into an equity interest in such Person.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

(1) all current liabilities excluding:

(a) any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

(b) current maturities of long-term debt; and

(2) the amount, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth on our consolidated balance sheet for the most recently completed fiscal quarter, prepared in accordance with accounting principles generally accepted in the United States.

“Debt” means indebtedness for money borrowed.

“Default” means any event, act or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time and any successor act thereto.

“Funded Debt” means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Indebtedness” means Debt and the deferred purchase price of property or assets purchased.

“Issue Date” means for each series of senior debt securities, the first day on which senior debt securities of that series are issued under the indenture.

“Lien” means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance or similar agreement or preferential arrangement of any kind or nature whatsoever (including any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon any property of any kind. A Person shall be deemed to own subject to a Lien any Property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“Make-Whole Amount” with respect to a senior debt security means an amount equal to the excess, if any, of (1) the present value of the remaining interest, premium and principal payments due on such senior debt security (excluding any portion of such payments of interest accrued as of the redemption date), computed using a discount rate equal to the Treasury Rate plus 15 basis points, over (2) the outstanding principal amount of such senior debt security. “Treasury Rate” is defined as the yield to maturity (calculated on semi-annual bond-equivalent basis) at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (510), which has become publicly available at least two business days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of such senior debt security; provided that if the Make-Whole Average Life of such senior debt security is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such senior debt security is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. “Make-Whole Average Life” means the number of years (calculated to the nearest one-twelfth) between the date of redemption and the Stated Maturity of such senior debt security.

“Make-Whole Price” means the sum of the outstanding principal amount of the senior debt securities to be redeemed plus the Make-Whole Amount of those senior debt securities.

“Non-Recourse Debt” means our Debt or that portion of our Debt or a Subsidiary’s Debt incurred in connection with the acquisition by us or a Subsidiary of any Property and as to which (1) the holders of that Debt agree that they will look solely to the Property securing the Debt for payment of that Debt and (2) no default with respect to the Debt would permit (after notice or passage of time or both), according to its terms, any holder of any of our Debt or a Subsidiary’s Debt to declare a default on the Debt or cause payment to be accelerated or payable prior to its stated maturity.

“Pari Passu Debt” means any of our Funded Debt, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the senior debt securities.

“Permitted Liens” means the following types of Liens:

(1) Liens existing on the Issue Date;

(2) Liens securing the senior debt securities;

(3) Liens in favor of us or a Subsidiary;

(4) Liens securing any renewal, extension, substitution, refinancing or replacement (each, a “refinancing”) of secured Debt so long as such Liens extend only to cover the Property currently securing the Debt being refinanced;

(5) Liens resulting from the deposit of funds or evidences of Debt in trust for the purpose of defeasing our Debt or any Subsidiary’s Debt;

(6) Liens securing Non-Recourse Debt, provided that the related Non-Recourse Debt shall not be secured by any of our Property or Property of any Subsidiary, other than the Property acquired with the proceeds of such Non-Recourse Debt;

(7) Liens upon (A) any Property of any Person existing at the time of such Person’s acquisition by us or a Subsidiary, (B) any Property of a Person existing at the time such Person is merged or consolidated with us or any Subsidiary or existing at the time of the sale or transfer of any such Property of such Person to us or any Subsidiary or (C) any Property of a Person existing at the time such Person becomes our Subsidiary; provided that in each case such Lien has not been created in contemplation of such sale, merger or consolidation, transfer or acquisition and that no such Lien shall extend to or cover any of our Property or Property of any Subsidiary, other than the Property being acquired and improvements thereon; and

(8) purchase money Liens granted or assumed in connection with the acquisition of Property in the ordinary course of business and consistent with past practices; provided that such Liens (A) attach only to the Property so acquired with the Purchase Money Debt secured and (B) secure only Debt that is not in excess of 100% of the purchase price of such Property.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any governmental agency or political subdivision.

“Principal Property” means, whether owned or leased on the Issue Date or thereafter acquired:

(1) any oil, natural gas or mineral producing property located in the United States (including its continental shelf) owned or leased by us or any Subsidiary; and

(2) any refining, processing or manufacturing plant or terminal located in the United States owned or leased by us or any Subsidiary; except, in either case above:

(a) any such property employed in transportation, distribution or marketing,

(b) any such property consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

(c) any such property which, in the good faith opinion of our board of directors, is not material in relation to the activities of us and our Subsidiaries, taken as a whole.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in any other Person.

“Purchase Money Debt” means Debt incurred in connection with the purchase of Property in the ordinary course of business; provided that such Debt is incurred within 180 days of the purchase of such Property and the principal amount does not exceed 100% of the purchase price of the Property acquired.

“Restricted Subsidiary” means any of our Subsidiaries (excluding any oil and gas royalty trust Subsidiary) owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

“Sale-leaseback Transaction” means the sale or transfer by us or any Subsidiary of any Principal Property to a Person (other than us or a Subsidiary) and the taking back by us or any Subsidiary, as the case may be, of a lease of such Principal Property.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, (1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by that Person, either alone or with one or more of its Subsidiaries or (2) a Person other than a corporation (including any joint venture or any oil and gas royalty trust) in which the owning Person, either alone or with one or more of its Subsidiaries, directly or indirectly, at the date of determination, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees of such Person (or other Persons performing similar functions).

“Voting Stock” of a Person means any class or classes of Capital Stock pursuant to which the holders have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of the Person (irrespective of whether or not, at the time, stock of any other class or classes would have voting power by reason of the happening of any contingency).

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 1,000,000,000 shares of common stock, par value $.01 per share.

Our restated certificate of incorporation permits us to issue common stock divided into classes and series, and to designate for each class or series the rights, preferences and restrictions of that class or series, including voting rights and dividend and liquidation preferences. We do not intend to issue common stock in any class or series other than the currently issued common stock. This section summarizes the general terms of our currently issued common stock. The prospectus supplement relating to the common stock offered will state the number of shares offered, the initial offering price and market price, dividend information and any other relevant information. The summary in this section and in the prospectus supplement does not describe every aspect of the common stock and is subject to and qualified in its entirety by reference to all the provisions of our restated certificate of incorporation and bylaws and the Delaware General Corporation Law.

General

All shares of common stock have equal rights to participate in dividends and, in the event of liquidation, assets available for distribution to stockholders, subject to any preference of the preferred stock. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Voting rights for the election of directors are non-cumulative. Shares of common stock carry no conversion, preemptive or subscription rights and are not subject to redemption. All outstanding shares of common stock are, and any shares of common stock issued upon conversion of any convertible securities will be, fully paid and non-assessable. We may pay dividends on the common stock when, as and if declared by our board of directors. Dividends may be declared in the discretion of the board of directors from funds legally available, subject to any restrictions under agreements related to our indebtedness.

The outstanding shares of common stock are listed on the New York Stock Exchange and trade under the symbol “XTO.” The transfer agent, registrar and dividend disbursement agent for the common stock is Mellon Investor Services LLC.

Preferred Share Purchase Rights

Each share of common stock will be issued with one preferred share purchase right until the earliest of the time the rights become exercisable, expire or are redeemed. In general, after the rights become exercisable, each right entitles the holder to purchase at a specified exercise price one one-thousandth of a share of Series A Junior Participating Preferred Stock. Initially the rights will not be exercisable and will trade with, and will not be separable from, the common stock. The rights will only become exercisable after the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or (b) 10 business days (or a later date as determined by our board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in beneficial ownership by a person or group of 15% or more of the outstanding common stock. If XTO Energy were acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power were sold, proper provision would be made so that each right would entitle its holder to purchase, upon the exercise of the right at the then current exercise price, that number of shares of common stock of the acquiring company having a market value of twice the exercise price of the right. If any person or group were to acquire beneficial ownership of 15% or more of the outstanding common stock, each right would entitle its holder, other than the acquiring person whose rights would become void, to purchase, upon the exercise of the right at the then current exercise price, that number of shares of common stock having a market value on the date of that 15% acquisition of twice the exercise price of the right.

Our board of directors may at its option, at any time after a 15% acquisition but prior to the acquisition of more than 50% of the outstanding common stock, exchange all or part of the then outstanding and exercisable rights, other than those held by the acquiring person whose rights would become void, for common stock or preferred stock. The exchange rate per right would be one share of common stock or an amount of preferred stock having a market value equal to one share of common stock. The board of directors may, at any time prior to a 15% acquisition, redeem all, but not part, of the rights at a redemption price of $.01 per right, effective at the time, on the basis and with whatever conditions the board of directors may establish.

Until the rights are no longer redeemable, we may amend the rights in any manner other than to change the redemption price. After the rights are no longer redeemable, we may amend the rights in any manner that does not adversely affect the holders of the rights. The rights will expire on August 25, 2008.

The foregoing summary of the rights is not complete and is subject to the more complete description in our Registration Statement on Form 8-A, filed (under our previous name, Cross Timbers Oil Company) with the Securities and Exchange Commission on September 8, 1998, and to the Rights Agreement, dated as of August 25, 1998, between us and ChaseMellon Shareholders Services, LLC, predecessor to Mellon Investor Services LLC, as rights agent.

Matters Which May Inhibit a Change of Control

Our bylaws provide for a classified board of directors divided into three classes with each director serving a three-year term. The classified board provision and the preferred share purchase rights described above may have the effect of discouraging take-over attempts and could delay or prevent a change of control of XTO Energy.

PLAN OF DISTRIBUTION

We may sell debt securities and common stock in one or more of the following ways from time to time:

•	to underwriters for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

The offered securities may be distributed periodically in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

In connection with the sale of securities, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters or agents may sell securities to or through dealers. Those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

A prospectus supplement will describe the terms of an offering of the securities, including:

•	the securities offered and, if senior debt securities, the terms of the securities not described in this prospectus;

•	the purchase price of the securities and the sales proceeds to us;

•	the name or names of any underwriters or agents;

•	any over-allotment options under which the underwriters may purchase additional securities from us;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If underwriters or dealers acting as principals are used in the sale of any securities, the underwriters or dealers will acquire the securities for their own account and may resell the securities from time to time in one or more transactions. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters or dealers to purchase the securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all securities if any are purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We will provide in the prospectus supplement the names of the underwriters or dealers and the principal terms of the agreement with the underwriters or dealers.

Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

The securities may be sold through agents designated by us from time to time. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. We will describe in the applicable prospectus supplement any commissions payable by us to the agents.

Shares of our common stock may also be sold from time to time by certain of our stockholders in accordance with any registration rights agreements between them and us. In the case of sales by selling stockholders, we will not receive any of the proceeds from the sale by them of their shares of common stock. Selling stockholders may sell their shares of common stock directly to purchasers or through underwriters, broker-dealers or agents. If the selling stockholders use underwriters in a firm commitment underwriting, the selling stockholders and we will execute an underwriting agreement with those underwriters relating to the shares being offered by the selling stockholders. Unless otherwise described in an applicable prospectus supplement, the description herein of sales by us regarding underwriters, dealers and agents will apply similarly to sales by selling stockholders through underwriters, dealers and agents. We will name the selling stockholders in an applicable prospectus supplement and the underwriters, dealers or agents acting for the selling stockholders and provide the principal terms of the agreement between the selling stockholders and the underwriters, dealers or agents.

Selling stockholders may accept and, together with their agents from time to time, reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. Selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of those shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Any selling stockholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be obligated to comply with the provisions of the Securities Exchange Act of 1934 and its rules relating to stock manipulation, particularly Regulation M.

Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters and agents may be entitled under agreements entered into with us to indemnification and contribution by us for certain civil liabilities, including liabilities under the Securities Act.

Underwriters and agents and/or their affiliates may engage in transactions with or perform services for us and our affiliates in the ordinary course of business.

Except for our common stock, which is listed on the New York Stock Exchange, each offering of securities will be a new issue of securities and will have no established trading market. Any common stock sold will be listed on the New York Stock Exchange subject to official notice of issuance. Other securities may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

VALIDITY OF OFFERED SECURITIES

The validity of the offered securities will be passed upon for us by Kelly Hart & Hallman LLC, Fort Worth, Texas, and for the underwriters or agents, if any, by a firm named in the prospectus supplement relating to the particular security.

EXPERTS

The consolidated financial statements of XTO Energy Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Their report dated February 28, 2006, with respect to those consolidated financial statements included an explanation paragraph that described the Company’s change in method of accounting for asset retirement obligations effective January 1, 2003, in connection with its adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as discussed in Note 1 to the consolidated financial statements.

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report. Future estimates of oil and natural gas reserves and related information hereafter incorporated by reference in this prospectus and the registration statement will be incorporated in reliance upon the reports of the firm examining such oil and gas reserves and related information and upon the authority of that firm as experts regarding the matters contained in their reports, to the extent the firm has consented to the use of their reports.

15,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

June 5, 2007

LEHMAN BROTHERS

GOLDMAN, SACHS & CO.

MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC

CITI

CREDIT SUISSE

DEUTSCHE BANK SECURITIES

JEFFERIES & COMPANY

JPMORGAN

SUNTRUST ROBINSON HUMPHREY

UBS INVESTMENT BANK

WACHOVIA SECURITIES

A.G. EDWARDS

BMO CAPITAL MARKETS

FRIEDMAN BILLINGS RAMSEY

HOWARD WEIL INCORPORATED

PICKERING ENERGY PARTNERS

SIMMONS & COMPANY INTERNATIONAL